UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 4 )*

Ivanhoe Mines Ltd.
(Name of Issuer)
Common Shares, without par value
(Title of Class of Securities)
46579N
(CUSIP Number)
Ben Mathews
Rio Tinto plc
5 Aldermanbury Square
London EC2V 7HR
United Kingdom
+44 (0) 20 7781 2058
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
with a copy to:
George Karafotias
Shearman & Sterling LLP
Broadgate West, 9 Appold Street
London EC2A 2AP
United Kingdom
+44 (0) 20 7655 5576
April 10, 2008
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 46579N

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Rio Tinto plc

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑ (See Item 4)

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

England and Wales

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		245,775,029 common shares (see Items 3 and 5)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

245,775,029 common shares (see Items 3 and 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

245,775,029 common shares (see Items 3 and 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

42.1 per cent (see Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

HC, CO

Page 2 of 11 Pages

SCHEDULE 13D

CUSIP No. 46579N

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Rio Tinto International Holdings Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑ (See Item 4)

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

England and Wales

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		245,775,029 common shares (see Items 3 and 5)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

245,775,029 common shares (see Items 3 and 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

245,775,029 common shares (see Items 3 and 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

42.1 per cent (see Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

Page 3 of 11 Pages

Item 1. Security and Issuer.
          This Amendment No. 4 to Schedule 13D amends and supplements the statement on Schedule 13D originally filed by Rio Tinto plc (“Rio Tinto”) and Rio Tinto International Holdings Limited (“RTIH”) on November 3, 2006 and amended on September 12, 2007, October 26, 2007 and January 7, 2008 (as amended and supplemented, the “Schedule 13D”) with the Securities and Exchange Commission (the “SEC”), relating to the common shares, without par value (the “Shares”), of Ivanhoe Mines Ltd., a corporation continued under the laws of the Yukon Territory, Canada (the “Company”).
Item 2. Identity and Background.
          Item 2 of the Schedule 13D is hereby amended and supplemented by replacing the third paragraph of Item 2 with the following text:
“The principal executive office of Rio Tinto is located at 5 Aldermanbury Square, London, EC2V 7HR, United Kingdom. The principal executive office of RTIH is located at 2 Eastbourne Terrace, London, W2 6LG, United Kingdom.”
Item 3. Source and Amount of Funds or Other Consideration.
          Item 3 of the Schedule 13D is hereby amended and supplemented by adding the following text to the end of the twenty-third paragraph of Item 3:
          “On April 10, 2008, the Company drew the remaining $100 million from the Facility.”
Item 5. Interest in Securities of the Issuer.
          Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows.
          The responses of Rio Tinto and RTIH to Rows (11) through (13) of the cover pages of this Schedule 13D and the information set forth in Item 3 are hereby incorporated by reference in this Item 5.
          Pursuant to the Private Placement Agreement, on the First Closing Date, RTIH acquired 37,089,883 Shares, representing upon completion 9.95 per cent of the Company’s outstanding Shares. RTIH has also agreed to subscribe for an additional 46,304,473 Shares (and has the right to subscribe for Top Up Placement Shares if necessary), representing upon completion 9.95 per cent of the Company’s then outstanding Shares, upon the Company entering into an Approved OT Investment Contract as set forth in Item 3.
          On the First Closing Date, RTIH acquired the Series A Warrants and the Series B Warrants which are exercisable to purchase an additional 92,053,044 Shares. On the Funding Date, RTIH acquired the Series C Warrants which, pursuant to the Funding Proportion3, are

[3]	As at April 10, 2008, the Funding Proportion is one, which is equal to the lesser of one and the result obtained by dividing (i) $350 million, the total drawdown under the Facility, by (ii) $350 million

Page 4 of 11 Pages

currently exercisable to purchase an additional 35,000,000 Shares. As of April 10, 2008, the Loan Amount is convertible into an additional 35,327,629 Shares.
          Therefore, each of Rio Tinto and RTIH is deemed to beneficially own 245,775,029 Shares which, assuming the subscription by RTIH for an additional 46,304,473 Shares (and any Top Up Placement Shares if necessary), the exercise of all the Series A Warrants, Series B Warrants and Series C Warrants and the conversion of the Loan Amount into Shares, in addition to the 37,089,883 Shares acquired by RTIH on the First Closing Date, would represent 42.1 per cent of Company’s outstanding Shares on a fully diluted basis.
          The percentage of the class of securities identified pursuant to Item 1 beneficially owned by each of Rio Tinto and RTIH is based on 375,118,741 Shares outstanding as of March 27, 2008, as contained in the Company’s 2008 Notice of Annual Meeting of the Shareholders and Management Proxy Circular furnished to the SEC on Form 6-K on April 2, 2008.
          In addition, the Shares deemed beneficially owned by each of Rio Tinto and RTIH with respect to which such person (i) has sole voting power, (ii) shares voting power, (iii) has sole dispositive power and (iv) shares dispositive power are listed in the responses to Items 7, 8, 9 and 10, respectively, of the cover page of this Schedule 13D relating to such person.
          Except as disclosed in this Schedule 13D, neither Rio Tinto nor RTIH nor, to the best of their knowledge, any of the persons listed in Schedule A hereto, beneficially owns any Shares or has the right to acquire any Shares.
          Except as disclosed in this Schedule 13D, neither Rio Tinto nor RTIH nor, to the best of their knowledge, any of the persons listed in Schedule A hereto, presently has the power to vote or to direct the vote or to dispose or direct the disposition of any of the Shares which they may be deemed to beneficially own.
          Except as disclosed in this Schedule 13D, neither Rio Tinto nor RTIH nor, to the best of their knowledge, any of the persons listed in Schedule A hereto, has effected any transaction in the Shares during the past 60 days.
          To the best knowledge of Rio Tinto and RTIH, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares beneficially owned by Rio Tinto and RTIH.
Item 7. Materials to be Filed as Exhibits.

Exhibit No.	Description

A	Joint Filing Agreement between Rio Tinto plc and Rio Tinto International Holdings Limited

Page 5 of 11 Pages

SIGNATURE
          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: April 10, 2008

Rio Tinto plc

/s/ Ben Mathews
Signature

Ben Mathews / Secretary
Name/Title

Rio Tinto International Holdings Limited

/s/ Ben Mathews
Signature

Ben Mathews / Director
Name/Title

Page 6 of 11 Pages

SCHEDULE A
The response set forth in Schedule A of the Schedule 13D is hereby amended and restated in its entirety with the information below:
Rio Tinto plc
Directors and Executive Officers

Present Principal
Name	Occupation	Business Address	Citizenship
Directors
Paul Skinner	Chairman of Rio Tinto	5 Aldermanbury Square London EC2V 7HR United Kingdom	United Kingdom
Tom Albanese	Chief Executive of Rio Tinto	5 Aldermanbury Square London EC2V 7HR United Kingdom	United States of America
Guy Elliott	Finance Director of Rio Tinto	5 Aldermanbury Square London EC2V 7HR United Kingdom	United Kingdom
Dick Evans	Chief Executive of Rio Tinto Alcan	1188 Sherbrooke Street West, Montreal, Quebec H3A 3G2, Canada	United States of America
Sir David Clementi	Company Director	5 Aldermanbury Square London EC2V 7HR United Kingdom	United Kingdom
Vivienne Cox	Executive Vice-President of BP plc	5 Aldermanbury Square London EC2V 7HR United Kingdom	United Kingdom
Sir Rod Eddington	Company Director	120 Collins Street Melbourne Victoria 3000 Australia	Australia
Mike Fitzpatrick	Company Director	120 Collins Street Melbourne Victoria 3000 Australia	Australia
Yves Fortier	Company Director	1188 Sherbrooke Street West, Montreal, Quebec H3A 3G2, Canada	Canada

Page 7 of 11 Pages

Present Principal
Name	Occupation	Business Address	Citizenship
Richard Goodmanson	Executive Vice President and Chief Operating Officer of DuPont	5 Aldermanbury Square London EC2V 7HR United Kingdom	United States of America
Andrew Gould	Chairman and Chief Executive Officer of Schlumberger Ltd.	5 Aldermanbury Square London EC2V 7HR United Kingdom	United Kingdom
Lord Kerr	Company Director	5 Aldermanbury Square London EC2V 7HR United Kingdom	United Kingdom
David Mayhew	Chairman of Cazenove Group plc	5 Aldermanbury Square London EC2V 7HR United Kingdom	United Kingdom
Sir Richard Sykes	Company Director	5 Aldermanbury Square London EC2V 7HR United Kingdom	United Kingdom
Paul Tellier	Company Director	1188 Sherbrooke Street West, Montreal, Quebec H3A 3G2, Canada	Canada
Executive Officers
Hugo Bague	Global Head of HR	5 Aldermanbury Square London EC2V 7HR United Kingdom	Belgium
Bret Clayton	Chief Executive of the Copper group	5 Aldermanbury Square London EC2V 7HR United Kingdom	United States of America
Preston Chiaro	Chief Executive of the Energy group	5 Aldermanbury Square London EC2V 7HR United Kingdom	United States of America
Keith Johnson	Group Executive, Business Resources	5 Aldermanbury Square London EC2V 7HR United Kingdom	United Kingdom
Grant Thorne	Group Executive Technology and Innovation	Comalco Place 12 Creek Street Brisbane QLD 4000 Australia	Australia

Page 8 of 11 Pages

Present Principal
Name	Occupation	Business Address	Citizenship
Sam Walsh	Chief Executive of the Iron Ore Group	120 Collins Street Melbourne Victoria 3000 Australia	Australia

Page 9 of 11 Pages

Rio Tinto International Holdings Limited
Directors and Executive Officers

Present Principal
Name	Occupation	Business Address	Citizenship
Directors
Dan Larsen	Head of Controllers	2 Eastbourne Terrace London W2 6LG United Kingdom	United States of America
Christopher Lenon	Head of Taxation	2 Eastbourne Terrace London W2 6LG United Kingdom	United Kingdom
Ian Ratnage	Head of Treasury	2 Eastbourne Terrace London W2 6LG United Kingdom	United Kingdom
Ben Mathews	Company Secretary of Rio Tinto plc	5 Aldermanbury Square London EC2V 7HR United Kingdom	United Kingdom
Executive Officers
Roger Dowding	Deputy Secretary of Rio Tinto plc	2 Eastbourne Terrace London W2 6LG United Kingdom	United Kingdom

Page 10 of 11 Pages

EXHIBIT INDEX

Exhibit No.	Description

A	Joint Filing Agreement between Rio Tinto plc and Rio Tinto International Holdings Limited

Page 11 of 11 Pages